=====================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                    ____________________________________


                              SCHEDULE 14D-1/A
                             (Amendment No. 32)

            TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                    ____________________________________

                            COLUMBIA ENERGY GROUP
                          (Name of Subject Company)

                            CEG ACQUISITION CORP.
                                NISOURCE INC.
                                  (Bidders)

                        COMMON STOCK, $.01 PER SHARE
                       (Title of Class of Securities)

                                  197648108
                    (CUSIP Number of Class of Securities)

                               Stephen P. Adik
                      Senior Executive Vice President,
                    Chief Financial Officer And Treasurer
                                NiSource Inc.
                            801 East 86th Avenue
                      Merrillville, Indiana  46410-6272
                               (219) 853-5200
     (Name, Address and Telephone Number of Person Authorized to Receive
              Notices and Communications on Behalf of Bidder)

                    ____________________________________

                                 COPIES to:

       Peter V. Fazio, Jr., Esq.              Alan G. Schwartz, Esq.
         Schiff Hardin & Waite              Simpson Thacher & Bartlett
           6600 Sears Tower                    425 Lexington Avenue
       Chicago, Illinois  60606             New York, New York  10017
      Telephone:  (312) 258-5500            Telephone:  (212) 455-2000


            =====================================================


        This Amendment No. 32 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule 14D-1, as amended, originally filed with the Securities and Exchange Commission on June 25, 1999 (the "Schedule 14D-1") by CEG Acquisition Corp., a Delaware corporation (the "Offeror") and a wholly owned subsidiary of NiSource Inc., an Indiana corporation ("Parent"). The Schedule 14D-1 and this Amendment relate to a tender offer by the Offeror to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Columbia Energy Group, a Delaware corporation (the "Company"), at an amended purchase price of $74 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 25, 1999 (the "Offer to Purchase"), as amended and supplemented by the Supplement thereto, dated October 18, 1999, and in the related Letter of Transmittal (which, as either may be amended or supplemented from time to time, collectively constitute the "Offer"), copies of which are filed with the Schedule 14D-1 as Exhibits (a)(1), (a)(38) and
   (a)(39), respectively.

   Item 3.   Past Contacts, Transactions or Negotiations With the Subject
             Company.

        Item 3(b) of the Schedule 14D-1 is hereby amended and supplemented as follows:

             On November 19, 1999, Parent and the Company entered into a confidentiality agreement. The full text of the agreement is set forth as Exhibit 11(c)(1) and is incorporated herein by reference.

   Item 7. Contracts, Arrangements, Understandings or Relationships With Respect to the Subject Company's Securities.

        Item 7 of the Schedule 14D-1 is hereby amended and supplemented as follows:

             The information provided in this Amendment No. 32 under
        Item 3 is incorporated herein by reference.

   Item 11.  Material to be Filed as Exhibits.

        (a)(1)    Offer to Purchase, dated June 25, 1999.*

        (a)(2)    Letter of Transmittal.*

        (a)(3) Letter dated June 25, 1999, from Dealer Manager to brokers, dealers, commercial banks, trust companies and other nominees.*

        (a)(4) Letter dated June 25, 1999, to be sent by brokers, dealers, commercial banks, trust companies and other nominees to their clients.*

        (a)(5)    Notice of Guaranteed Delivery.*

        (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

        (a)(7)    Form of Summary Advertisement, dated June 25, 1999.*

        (a)(8)    Press Release issued by Parent on June 24, 1999.*

        (a)(9) Form of letter dated June 28, 1999 from Gary L. Neale, Chairman, President and Chief Executive Officer of Parent, to investors of the Company.*

        (a)(10)   Press Release issued by Parent on June 28, 1999.*

        (a)(11) "NiSource/Columbia StraightTalk" communication to stockholders of the Company issued by Parent on July 2, 1999.*

        (a)(12) Form of letter dated July 2, 1999, from Gary L. Neale, Chairman, President and Chief Executive Officer of Parent, to directors of the Company.*

        (a)(13)   Press Release issued by Parent on July 6, 1999.*

        (a)(14) Form of letter dated July 12, 1999, from Gary L. Neale, Chairman, President and Chief Executive Officer of Parent, to shareholders of Parent.*

        (a)(15) "NiSource/Columbia StraightTalk" communication to stockholders of the Company issued by Parent on July 14, 1999.*

        (a)(16)   Press Release issued by Parent on July 14, 1999.*

        (a)(17)   Press Release issued by Parent on July 19, 1999.*

        (a)(18)   Press Release issued by Parent on July 20, 1999.*

        (a)(19) Form of letter dated July 21, 1999, from Gary L. Neale, Chairman, President and Chief Executive Officer of Parent, to directors of the Company.*

        (a)(20) Form of letter dated July 26, 1999, from Gary L. Neale, Chairman, President and Chief Executive Officer of Parent, to stockholders of the Company.*

        (a)(21) "NiSource/Columbia StraightTalk" communication to stockholders of the Company issued by Parent on July 26, 1999.*

        (a)(22) Information published by Parent on July 30, 1999, available via the Internet at http://www.yes2nisource.com.*

        (a)(23)   Press Release issued by Parent on July 30, 1999.*

        (a)(24)   Press Release issued by Parent on August 9, 1999.*

        (a)(25) "NiSource/Columbia StraightTalk" communication to stockholders of the Company issued by Parent on August 13, 1999.*

        (a)(26) Form of letter dated August 13, 1999, from Gary L. Neale, Chairman, President and Chief Executive Officer of Parent, to directors of the Company.*

        (a)(27) Form of letter dated August 13, 1999, from Gary L. Neale, Chairman, President and Chief Executive Officer of Parent, to Oliver G. Richard III, Chairman,
                  President and Chief Executive Officer of the Company.*

        (a)(28) Form of letter dated August 26, 1999, from Gary L. Neale, Chairman, President and Chief Executive Officer of Parent, to stockholders of the Company.*

        (a)(29) Opinion/editorial articles by Gary L. Neale, Chairman, President and Chief Executive Officer of Parent, submitted to various newspapers on September 9, 1999.*

        (a)(30) Opinion/editorial articles by Gary L. Neale, Chairman, President and Chief Executive Officer of Parent, submitted to various newspapers on September 10, 1999.*

        (a)(31) Opinion/editorial article by Gary L. Neale, Chairman, President and Chief Executive Officer of Parent, submitted to The Appalachian News-Express on September 13, 1999.*

        (a)(32) Opinion/editorial article by Gary L. Neale, Chairman, President and Chief Executive Officer of Parent, submitted to The Winchester Sun on September 14, 1999.*

        (a)(33) Form of Letter dated September 23, 1999, from Gary L. Neale, Chairman, President and Chief Executive Officer of Parent, to officers, directors and managers of Parent.*

        (a)(34) "Energy News - Oct. 1999" communication to customers of Northern Indiana Public Service Company first issued by Parent on October 1, 1999.*

        (a)(35) Materials made available by Parent at a meeting among officials of Parent, officials of the Kentucky Public Service Commission and members of the public on October 5, 1999.*

        (a)(36) Letter dated October 5, 1999, from Gary L. Neale, Chairman, President and Chief Executive Officer of Parent, to shareholders of the Company.*

        (a)(37) Letter dated October 18, 1999, from Gary L. Neale, Chairman, President and Chief Executive Officer of Parent, to shareholders of the Company.*

        (a)(38)   Supplement to the Offer to Purchase, dated October 18,
                  1999.*

        (a)(39)   Letter of Transmittal.*

        (a)(40) Letter dated October 18, 1999, to be sent by brokers, dealers, commercial banks, trust companies and other nominees to their clients.*

        (a)(42)   Notice of Guaranteed Delivery.*

        (a)(43) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

        (a)(44)   Press Release issued by Parent on October 17, 1999.*

        (a)(45) Letter dated October 18, 1999, from Credit Suisse First Boston and Barclays Bank, PLC, to the directors of the Company.*

        (a)(46) Materials made available by Parent to analysts at a meeting among officers and representatives of Parent and analysts on October 18, 1999.*

        (a)(47) Text of advertisement appearing in various newspapers beginning on October 19, 1999, issued by Parent on October 19, 1999.*

        (a)(48)   Press Release issued by Parent on October 19, 1999.*

        (a)(49) Testimony of Parent before the Ohio House Public Utilities Committee delivered on October 19, 1999.*

        (a)(50) Letter dated October 19, 1999, from directors of Parent to the directors of the Company.*

        (a)(51)   Press Release issued by Parent on November 11, 1999.*

        (b)(1) Commitment Letter dated June 23, 1999 to Parent from Credit Suisse First Boston and Barclays Bank PLC.*

        (b)(2) Amended and Restated Commitment Letter dated October 15, 1999 to Parent from Credit Suisse First Boston and Barclays Bank PLC.*

        (c)(1) Confidentiality Agreement dated November 19, 1999 between Parent and the Company.

        (d)       Not Applicable.

        (e)       Not Applicable.

        (f)       Not Applicable.

        (g)(1) Complaint in NiSource Inc. and CEG Acquisition Corp. vs. Columbia Energy Group et al., Delaware Chancery Court, New Castle County.*

        (g)(2) Complaint in NiSource Inc. and CEG Acquisition Corp. vs. Columbia Energy Group et al., United States
                  District Court, District of Delaware.*

        (g)(3) First Amended Complaint in NiSource Inc. and CEG Acquisition Corp. vs. Columbia Energy Group et al., United States District Court, District of Delaware.*

        (g)(4) Complaint in NiSource Inc., NiSource Capital Markets Inc. and CEG Acquisition Corp. vs. Columbia Energy Group et al., Delaware Chancery Court, New Castle County.*

   __________________

        *Previously Filed

                                  SIGNATURE

        After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                      CEG ACQUISITION CORP.


                                      By:  /s/ Gary L. Neale
                                          -------------------------------
                                           Name: Gary L. Neale
                                           Title: President

                                      NISOURCE INC.


                                      By:  /s/ Gary L. Neale
                                          -------------------------------
                                           Name: Gary L. Neale
                                           Title: Chief Executive Officer

   Date: November 19, 1999


                                EXHIBIT INDEX

        Exhibit
        Number         Description
        -------        -----------

        11(a)(1)       Offer to Purchase, dated June 25, 1999.*

        11(a)(2)       Letter of Transmittal.*

        11(a)(3) Letter dated June 25, 1999, from Credit Suisse First Boston Corporation to brokers, dealers, commercial banks, trust companies and other nominees.*

        11(a)(4) Letter dated June 25, 1999, to be sent by brokers, dealers, commercial banks, trust companies and other nominees to their clients.*

        11(a)(5)       Notice of Guaranteed Delivery.*

        11(a)(6)       Guidelines for Certification of Taxpayer
                       Identification Number on Substitute Form W-9.*

        11(a)(7)       Form of Summary Advertisement, dated June 25,
                       1999.*

        11(a)(8)       Press Release issued by Parent on June 24, 1999.*

        11(a)(9) Form of letter dated June 28, 1999 from Gary L. Neale, Chairman, President and Chief Executive Officer of Parent, to investors of the Company.*

        11(a)(10)      Press Release issued by Parent on June 28, 1999.*

        11(a)(11)      "NiSource/Columbia StraightTalk" communication to
                       stockholders of the Company issued by Parent on July 2, 1999.*

        11(a)(12)      Form of letter dated July 2, 1999, from Gary L.
                       Neale, Chairman, President and Chief Executive
                       Officer of Parent, to directors of the Company.*

        11(a)(13)      Press Release issued by Parent on July 6, 1999.*

        11(a)(14)      Form of letter dated July 12, 1999, from Gary L.
                       Neale, Chairman, President and Chief Executive
                       Officer of Parent, to shareholders of Parent.*

        11(a)(15)      "NiSource/Columbia StraightTalk" communication to
                       stockholders of the Company issued by Parent on July 14, 1999.*

        11(a)(16)      Press Release issued by Parent on July 14, 1999.*


        11(a)(17)      Press Release issued by Parent on July 19, 1999.*

        11(a)(18)      Press Release issued by Parent on July 20, 1999.*

        11(a)(19)      Form of letter dated July 21, 1999, from Gary L.
                       Neale, Chairman, President and Chief Executive
                       Officer of Parent, to directors of the Company.*

        11(a)(20)      Form of letter dated July 26, 1999, from Gary L.
                       Neale, Chairman, President and Chief Executive
                       Officer of Parent, to stockholders of the Company.*

        11(a)(21)      "NiSource/Columbia StraightTalk" communication to
                       stockholders of the Company issued by Parent on July 26, 1999.*

        11(a)(22)      Information published by Parent on July 30, 1999,
                       available via the Internet at
                       http://www.yes2nisource.com.*

        11(a)(23)      Press Release issued by Parent on July 30, 1999.*

        11(a)(24)      Press Release issued by Parent on August 9, 1999*.

        11(a)(25)      "NiSource/Columbia StraightTalk" communication to
                       stockholders of the Company issued by Parent on August 13, 1999.*

        11(a)(26)      Form of letter dated August 13, 1999, from Gary L.
                       Neale, Chairman, President and Chief Executive
                       Officer of Parent, to directors of the Company.*

        11(a)(27)      Form of letter dated August 13, 1999, from Gary L.
                       Neale, Chairman, President and Chief Executive
                       Officer of Parent, to Oliver G. Richard III,
                       Chairman, President and Chief Executive Officer of the Company.*

        11(a)(28)      Form of letter dated August 26, 1999, from Gary L.
                       Neale, Chairman, President and Chief Executive
                       Officer of Parent, to stockholders of the Company.*

        11(a)(29)      Opinion/editorial articles by Gary L. Neale,
                       Chairman, President and Chief Executive Officer of
                       Parent, submitted to various newspapers on September 9, 1999.*

        11(a)(30)      Opinion/editorial articles by Gary L. Neale,
                       Chairman, President and Chief Executive Officer of
                       Parent, submitted to various newspapers on September 10, 1999.*


        11(a)(31)      Opinion/editorial article by Gary L. Neale,
                       Chairman, President and Chief Executive Officer of
                       Parent, submitted to The Appalachian News-Express on September 13, 1999.*

        11(a)(32)      Opinion/editorial article by Gary L. Neale,
                       Chairman, President and Chief Executive Officer of
                       Parent, submitted to The Winchester Sun on
                       September 14, 1999.*

        11(a)(33)      Form of Letter dated September 23, 1999, from Gary
                       L. Neale, Chairman, President and Chief Executive
                       Officer of Parent, to officers, directors and managers of Parent.*

        11(a)(34)      "Energy News - Oct. 1999" communication to
                       customers of Northern Indiana Public Service
                       Company first issued by Parent on October 1, 1999.*

        11(a)(35)      Materials made available by Parent at a meeting
                       among officials of Parent, officials of the Kentucky Public Service Commission and members of the public on October 5, 1999.*

        11(a)(36)      Letter dated October 5, 1999, from Gary L. Neale,
                       Chairman, President and Chief Executive Officer of
                       Parent, to shareholders of the Company.*

        11(a)(37)      Letter dated October 18, 1999, from Gary L. Neale,
                       Chairman, President and Chief Executive Officer of Parent, to shareholders of the Company.*

        11(a)(38)      Supplement to the Offer to Purchase, dated October
                       18, 1999.*

        11(a)(39)      Letter of Transmittal.*

        11(a)(40)      Letter dated October 18, 1999, to be sent by
                       brokers, dealers, commercial banks, trust companies and other nominees to their clients.*

        11(a)(42)      Notice of Guaranteed Delivery.*

        11(a)(43)      Guidelines for Certification of Taxpayer
                       Identification Number on Substitute Form W-9.*

        11(a)(44)      Press Release issued by Parent on October 17,
                       1999.*

        11(a)(45)      Letter dated October 18, 1999, from Credit Suisse
                       First Boston and Barclays Bank, PLC, to the directors of the Company.*


        11(a)(46)      Materials made available by Parent to analysts at
                       a meeting among officers and representatives of Parent and analysts on October 18, 1999.*

        11(a)(47)      Text of advertisement appearing in various
                       newspapers beginning on October 19, 1999, issued by Parent on October 19, 1999.*

        11(a)(48)      Press Release issued by Parent on October 19,
                       1999.*

        11(a)(49)      Testimony of Parent before the Ohio House Public
                       Utilities Committee delivered  on October 19,
                       1999.*

        11(a)(50)      Letter dated October 19, 1999, from directors of
                       Parent to the directors of the  Company.*

        11(a)(51)      Press Release issued by Parent on November 11,
                       1999.*

        11(b)(1) Commitment Letter dated June 23, 1999 to Parent from Credit Suisse First Boston and Barclays Bank PLC.*

        11(b)(2) Amended and Restated Commitment Letter dated October 15, 1999 to Parent from Credit Suisse First Boston and Barclays Bank PLC.*

        11(c)(1) Confidentiality Agreement dated November 19, 1999 between Parent and the Company.

        11(g)(1) Complaint in NiSource Inc. and CEG Acquisition Corp. vs. Columbia Energy Group et al., Delaware Chancery Court, New Castle County.*

        11(g)(2) Complaint in NiSource Inc. and CEG Acquisition Corp. vs. Columbia Energy Group et al., United States District Court, District of Delaware*.

        11(g)(3) First Amended Complaint in NiSource Inc. and CEG Acquisition Corp. vs. Columbia Energy Group et al., United States District Court, District of Delaware.*

        11(g)(4) Complaint in NiSource Inc., NiSource Capital Markets Inc. and CEG Acquisition Corp. vs. Columbia Energy Group et al., Delaware Chancery Court, New Castle County.*